Filed by Lincoln National Corporation

(Commission File No. 1-6028)

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Jefferson-Pilot Corporation

Commission File No. 1-5955

To:	All Lincoln Financial Group Employees

From:	Jon Boscia, Chairman & CEO

Date:	October 10, 2005

Subject:	Lincoln Financial Group Merger with Jefferson Pilot Financial

Today we announced exciting and historic plans to merge with Jefferson Pilot. After the transaction is completed, the merged company will operate under the Lincoln Financial Group brand name and strengthen our position as one of the largest public life insurance and annuity companies in the U.S.

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U.S. Life & Annuity Market Leadership

The combined organization’s leadership in life insurance and annuity sales will include:

# 1 in Universal Life

# 5 in Total Life Premium

# 5 in Variable Annuities

# 6 in Variable Universal Life

# 8 in Equity Indexed Annuities

# 14 in Fixed Annuities

# 6 in Employer Sponsored

(DC/retirement plan assets*)

Data provided by LIMRA, VARDS, Tillinghast

*Pensions & Investments – public life companies (6/30/04)

Powerful Distribution Organization

Our combined sales force will include:

•	4,680 Affiliated Planners/ Registered Representatives

•	450 wholesalers (internal/external)

•	Broad reach in independent markets

Superior Asset Management

•	Delaware InvestmentsSM named 15th best fund family out of 73 fund families for 2004 by annual Barron’s/Lipper survey

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This merger of equals is great news. As an organization, Lincoln Financial will have enhanced product and distribution capabilities. Based on the breadth and depth of the distribution channels we serve, we will be among the most powerful insurance and financial services distribution companies in the industry. Our strategic partner focus will enable us to continue deepening our relationships in intermediary firms and take market share away from competitors. Employees will be part of a larger, more dynamic enterprise with greater resources and significant growth potential.

Based in Greensboro, NC, Jefferson Pilot has a strong reputation across the United States that will further enhance Lincoln Financial’s national brand. Like Lincoln Financial, Jefferson Pilot recently celebrated a “Century of Excellence” in providing high-quality insurance and financial services. And Jefferson Pilot’s outstanding financial strength ratings from major independent rating agencies are a testament to the high quality of its financial condition.

Other key strategic benefits of the merger include the further diversification of each company’s earnings. For Lincoln Financial, this deal will enhance our fixed life insurance and annuity portfolio, add equity-indexed annuities, and expand our access to distribution through independent marketing organizations, banks and personal producing general agents. We will also greatly enhance our profile in employer-sponsored markets. The combined organization’s earnings mix will be dominated by stable life insurance earnings complimented by equity-driven earnings – a powerful combination for stability and growth. The deal also includes Jefferson-Pilot Communications, which owns and operates television and radio stations.

This merger will create significant value for employees and shareholders over the long-term. By leveraging the enhanced scale of our operations, we will become an even more effective and efficient organization. We expect to achieve significant cost savings, and the transaction is expected to be accretive in the first year.

Mission & Values

Overall, Lincoln Financial and Jefferson Pilot are highly complementary organizations in terms of the markets we serve and the cultural values we share. In addition to celebrating a centennial and a heritage of financial strength, each company shares a commitment to excellence and integrity as the hallmarks of our long history of success. Together, we will continue to nurture an “A” player workforce and build a high-performance culture.

This merger will further enable organizational changes that support our aim of being the choice for helping people attain retirement income security by providing advisors with creative solutions and expert support.

Organizational Integration

Because we are only announcing our merger agreement today, many organizational integration questions have yet to be determined. As two independent public companies, we are limited in the discussions we are permitted by law to engage in prior to certain regulatory permissions and the close of the transaction, which we expect to be at the end of the first quarter of 2006 (the merger is subject to shareholder and regulatory approvals and other customary closing conditions).

If the merger is approved, the combined company will go to market under the powerful Lincoln Financial Group brand name. We will continue to be headquartered in Philadelphia, and I will continue to serve as Chairman of the Board of Directors and CEO of the combined organization. Dennis Glass, Jefferson Pilot’s President and CEO, will serve as a Director on the Board and in the newly created position of President and Chief Operating Officer. The combined company will also draw on senior management talent from both organizations, so there will be strong management continuity in key roles (see Fact Sheet below for an organization chart). Jefferson Pilot has a strong and efficient operating model, which we intend to apply to the combined organization. For further details of the transaction, I encourage you to read the press release and watch for updates.

Ongoing Communication

Later today, I will host a brief meeting to discuss the merger. All employees are invited to participate from designated off-site videoconference locations or via audio teleconference (see below). The live meeting will be held at 3 p.m. Eastern Daylight Saving Time (2 p.m. EST in Fort Wayne). There will be a replay of the meeting at 4 p.m. EDT to accommodate people’s work schedules. Please see the schedule below and check with your manager.

In the coming days and weeks, Dennis and I – along with other senior leaders identified on the organizational chart developed for the combined organization – will travel to each of our key cities to meet with employees. We have scheduled all-employee meetings for October 19 in Hartford, October 20 in Fort Wayne, and October 27 in Philadelphia. Stay tuned for details about our all-employee meetings, including times and locations to participate.

We will also provide regular updates via email and the web as we work together over the coming months to prepare for integration and further explore the possibilities for growth that this merger represents. As we approach year-end, it is critical that we remain focused on providing outstanding customer service for our policyholders and strategic partners.

This merger is big news, so we expect local and national media to be interested in the story. If the media contacts you for information, please refer all inquires to Tom Johnson in Media Relations: 215-448-1454. The all-employee meetings listed below are only open to Lincoln Financial Group employees, so you will need your Lincoln ID badge to gain access to the meeting venues.

If you have questions, I encourage you to share them with your manager or email them to AskLFG@lfg.com. Although we cannot guarantee a personal response to all of the emails we receive, we will respond to questions in our regular updates.

This is an exciting day in the history of our two great companies, which have each served America with a commitment to excellence for more than a century. We look forward to growing together. Hello future.SM

Click here to read press release.

Click here to view fact sheet.

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In connection with the proposed transaction, a registration statement, including a joint proxy statement/prospectus, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available), as well as other filings containing information about Lincoln and Jefferson-Pilot, without charge, at the Securities and Exchange Commission’s website (www.sec.gov). In addition, free copies of the registration statement and joint proxy statement/prospectus will be (when filed), and Lincoln’s other SEC filings are, also available on Lincoln’s website (www.lfg.com). Free copies of the registration statement and joint proxy statement/prospectus will be (when available), and Jefferson-Pilot’s other SEC filings are, also available on Jefferson-Pilot’s website (www.jpfinancial.com).

Lincoln, Jefferson-Pilot, their respective directors and officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lincoln’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on April 8, 2005, and information regarding Jefferson-Pilot’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on March 24, 2005. More detailed information regarding the identity of potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed transaction.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information contained in this document, statements made in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,” “anticipate,” “expect,” “estimate,” “project,” “will,” “shall” and other words or phrases with similar meaning. We claim the protection afforded by the safe harbor for forward-looking statements provided by the

PSLRA. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others: (1) the shareholders of Lincoln and/or Jefferson-Pilot may not approve and adopt the merger agreement and the transactions contemplated by the merger agreement at the special shareholder meetings; (2) we may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause us to abandon the merger; (3) we may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied; (4) problems may arise with the ability to successfully integrate Lincoln’s and Jefferson-Pilot’s businesses, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations; (7) the credit and insurer financial strength ratings of the combined company and its subsidiaries may be different from what the companies expect; and (8) the combined company may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors.

The risks included here are not exhaustive. The annual reports on Form 10-K, current reports on Form 8-K and other documents filed by Lincoln and Jefferson-Pilot with the Securities and Exchange Commission include additional factors which could impact our businesses and financial performance. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this document, except as may be required by law.